December 12, 2024

Valerie J. Lithotomos, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Ms. Lithotomos:

On October 4, 2024, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of one of its series, FIS Bright Portfolios Focused Equity ETF (the “Fund”), filed post-effective amendment number 166 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On November 20, 2024, you provided comments to the Amendment by phone to Bibb Strench and Daniel Moler.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus and statement of additional information (“SAI”) is attached to aid in your review.

Comment 1.

A.	Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment.

B.	Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C.	We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Comment 2. Please fix the name of the Fund throughout the registration statement.

Response. The name of the Fund has been revised so that it is consistent throughout the registration statement.

Comment 3. Please revise the introductory language to the fee table so that it is consistent with the requirements of Form N-1A.

Response. The disclosure has been revised as follows:

The table below describes the fees and expenses that you pay if you buy, sell, and hold shares of the Fund (“Shares”). Future expenses may be greater or less. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables or the examples below. ~~You may be required to pay brokerage commissions on purchases and sales of Shares, which are not reflected in the tables or the example below. Please contact your financial intermediary about whether such a commission may apply to your transactions.~~

Comment 4. Please provide the completed fee table and expense example at least five business days before effectiveness.

Response. The completed fee table and expense example are included in the revised prospectus.

Comment 5. Please confirm the waiver agreement will be at least 1 year from the date of the prospectus.

Response. The Registrant has determined there will be no waiver agreement for the Fund and has removed all references to such agreement.

Comment 6. In the Portfolio Turnover section, please add a sentence that no portfolio turnover rate is available for the fund because the fund has not commenced operations prior to the date of the prospectus.

Response. The following sentence has been added:

Because the Fund has not yet commenced operations, the portfolio turnover rate is not available. In the future, the portfolio turnover rate for the most recent fiscal year will be provided here.

Principal Investment Strategies

Comment 7. There is a reference to valuation expansion without any context. Please clarify.

Response. The errant reference to “valuation expansion” has been removed.

Comment 8. “The Sub-Adviser has the ability to raise up to 15% in cash or cash equivalents.” Please clarify what this is referring to.

Response. The disclosure has been revised to read as follows:

The Fund may invest up to 10% of its assets in cash and cash equivalents, including money market funds and other short-term fixed income investments, in seeking to protect principal, or when, in the Sub-Adviser’s opinion, there are not sufficient investment opportunities. As an alternative to holding cash or cash equivalents, the Adviser may invest the Fund’s assets in shares of other investment companies, including open-end and closed-end funds and exchange traded funds (“ETFs”) (collectively, “Underlying Funds”) in order for the Fund to be more fully invested.

Comment 9. The strategy references the “Benchmark” but it is not defined. Please define.

Response. The Registrant has changed “Benchmark” to “MSCI USA Index” to clarify that the Fund does not measure its performance against, or outperform, any specific benchmark.

Comment 10. The last sentence of the second paragraph refers to third-party analytical tools. Please use more specificity.

Response. The Registrant has revised the disclosure to clarify that the “Bright Score” methodology utilizes information from third-party research firms when evaluating potential investments. The disclosure in has been revised as follows:

The “Bright Score” methodology utilizes information from third-party research firms when evaluating potential investments. Specifically, the Bright Score methodology refers to one or more lists of companies constructed by third-party research firms containing names of companies that may be of concern to those with Christian values. The Sub-Adviser then conducts its own research and due diligence on the policies and practices of a company before determining whether it believes the company conflicts with Christian values.

Comment 11. Are there any thresholds that can be used for the activities that are not aligned with Biblical teachings?

Response. The Registrant has revised the disclosure has been revised as follows:

The Sub-Adviser then applies a Christian values overlay to ~~establish the universe of securities eligible for investment. The Fund seeks to achieve its investment objective by using a proprietary “Bright Score” screening process which strives to avoid profiting from “ill-gotten gain” while focusing on strives~~ identify companies whose products, processes, and priorities align with Christian values and positively impact the world. The Sub-Adviser strives to construct and maintain a portfolio that avoids investments in companies ~~eliminate companies whose businesses profit from~~ that manufacture or distribute products or services or otherwise engage in activities that the Sub-Adviser believes conflict or are inconsistent with Christian ~~biblical teachings~~ values, such as abortion, embryonic stem cell research/human cloning, human rights violations, ~~or who produce~~ pornography, alcohol, tobacco and/or gambling.

Comment 12. The second sentence of the third paragraph is not a complete sentence. Please clarify whether this was intended to be two sentences.

Response. Upon review, the Registrant has determined that this sentence is redundant and has removed it from the principal strategy disclosure.

Comment 13. “Foreign securities in which the Fund may invest may be U.S. dollar-denominated.” Please clarify whether this includes emerging markets.

Response. After further consideration, the Registrant has determined that foreign investments will not be part of the principal strategy and has removed all disclosure to that effect.

Comment 14. Please consider reordering the principal risk factors, with the most significant risks first. Additionally, please consider adding cybersecurity risk.

Response. The Registrant has reordered the principal risk factors in the Item 4 disclosures and has added “Cybersecurity Risk” in both the Item 4 and Item 9 risk disclosures.

Comment 15. Please add a risk factor about investing in companies that align with Christian values and that is a niche area of investing.

Response. The following risk disclosures have been added:

Christian Values Risk. The Fund considers Christian values in its investment process and may choose not to purchase, or may sell, otherwise profitable investments in companies which have been identified as being in conflict with the Fund’s guidelines. This means that the Fund may underperform other similar funds that do not consider Christian values when making investment decisions. In addition, there can be no guarantee that the industries and activities of the companies, or the people associated with the companies, identified by the Fund’s investment process will align (or be perceived to align) with an investor’s view of Christian values and/or all of the values contained in the Sub-Adviser’s proprietary screening process. The Sub-Adviser may fail to identify all instances where the actions of a company or its management team are not consistent with the Sub-Adviser’s proprietary screening process or Christian values, which may cause the Fund to be invested in a company that conflicts with the Fund’s guidelines.

Comment 16. The principal investment strategy only mentions large cap companies but there are risk disclosures for medium and small cap companies. Please reconcile.

Response. The Registrant has removed the risk disclosures for small and mid-capitalization companies.

Comment 17. Please revise the objective so that it is consistent with the Item 4 objective.

Response. The investment objective has been revised so that it is consistent throughout the prospectus.

Comment 18. The strategy disclosure references “ill-gotten gains.” Please consider removing to avoid confusion between illegal or immoral.

Response. The Registrant has removed the reference to “ill-gotten gain.”

Other Risks

Comment 19. If these are principal risks, please state that.

Response. The Registrant has clarified that these are non-principal risks of investing in the Fund.

Comment 20. Please add the titles and tenure for the portfolio managers.

Response. The Registrant has made the requested revisions.

SAI

Comment 21. In fundamental investment restriction #7, please revise “may not concentrate” to “no more than 25% of its investment.”

Response. The fundamental restriction has been revised as follows:

The Fund may not purchase any security if, as a result of that purchase, more than 25% of the Fund’s total assets would be invested in securities of issuers having their principal business activities in ~~“concentrate” its investments~~ in a particular industry or group of industries ~~(a) except that the Fund will concentrate to approximately the same extent that its Reference Index or reference index concentrates in the securities of such particular industry or group of industries and (b)~~ except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction from time to time, provided that, without limiting the generality of the foregoing: (I) this limitation will not apply to the Fund’s investments in: ~~(i) securities of other investment companies;~~ (i~~i~~) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities; (ii~~i~~) repurchase agreements (collateralized by the instruments described in clause (i~~i~~)) or (iii~~v~~) securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry; (II) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to the financing activities of the parents; and (III) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

Comment 22. In fundamental investment restriction #7, please clarify the reference to “Reference Index.”

Response. Please see the response to Comment 21.

Comment 23. In fundamental investment restriction #7, please remove the reference to securities of other investment companies.

Response. Please see the response to Comment 21.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench